UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-133184-12

Neiman Marcus Group LTD LLC

(Exact name of registrant as specified in its charter)

One Marcus Square

1618 Main Street

Dallas, Texas 75201

(214) 743-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.000% Senior Cash Pay Notes due 2021

8.750%/9.500% Senior PIK Toggle Notes due 2021

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Less than 50.

Pursuant to the requirements of the Securities Exchange Act of 1934 Neiman Marcus Group LTD LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Date:	June 21, 2019	By:	/s/ Tracy M. Preston
Tracy M. Preston
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary